Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 March 2025.

As at 31.03.25
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	14,336

£m
Group equity
Called up share capital and share premium	4,218
Other equity instruments	13,263
Other reserves	(22)
Retained earnings	57,421
Total equity excluding non-controlling interests	74,880
Non-controlling interests	660
Total equity	75,540
Group indebtedness
Subordinated liabilities	13,001
Debt securities in issue	97,525
Total indebtedness	110,526
Total capitalisation and indebtedness	186,066
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,643
Performance guarantees, acceptances and endorsements	8,677
Total contingent liabilities	25,320
Documentary credits and other short-term trade related transactions	1,082
Standby facilities, credit lines and other commitments	418,792
Total commitments	419,874

Barclays PLC	1